

DIVISION OF
INVESTMENT MANAGEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 12, 2010

Ellen Patterson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

   Re: <u>Amerivest Investment Management, LLC, File No. 812-13729</u>

Dear Ms. Patterson:

   By filing of January 8, 2010, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

         Sincerely,

         Jennifer L. Sawin
         Branch Chief